

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 6, 2016

Yanyan Liu
Chief Financial Officer
China Modern Agricultural Information, Inc.
No. A09, Wuzhou Sun Town
Limin Avenue, Limin Development District
Harbin, Heilongjiang, China 150000

> **Re:** **China Modern Agricultural Information, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Filed October 13, 2015**
> **File No. 000-54510**

Dear Ms. Liu:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Andrew Mew

     Andrew Mew
     Senior Assistant Chief Accountant
     Office of Transportation and Leisure